1 Hershey Dr.

Smiths Falls, ON

K7A 0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.94

CANNABIS PRODUCTION IN THE EUROPEAN UNION – SPECTRUM DENMARK GRANTED PRODUCTION LICENCE

December 18, 2017

ODENSE, DENMARK & SMITHS FALLS, ONTARIO— Further to a December 5th press release announcing plans to establish a 40,000 m2 facility in the Danish city of Odense, Spectrum Cannabis Denmark has been issued a cannabis production licence by Laegemiddelstyrelsen, Denmark’s Medicines Agency. Danish Health Minister, Ellen Trane Nørbye, announced the news today at a press conference. Spectrum Cannabis Denmark is a partnership between Danish Cannabis, one of Europe’s largest hemp producers, and Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED).

To the Company’s knowledge, this is the first federal production licence issued to a Canadian cannabis producer anywhere in the European Union, a major milestone in an emerging market. With the announcement, Denmark has joined the Netherlands as the only two European countries with federally permitted medical cannabis production.

Cannabis produced at the Odense facility is forecasted to exceed the needs of the Danish market and will be exported to other federally legal jurisdictions in the European Union.

“Entering Denmark was a strategic choice for us because we sensed the country would move fast to establish federal production capabilities. Using our expertise and in collaboration with excellent local partners, Canopy is now set to become the first ACMPR participant to also produce cannabis products in the European Union,” said Bruce Linton, Chairman and CEO, Canopy Growth. “In 2014 we began with a small Canadian patient group and grew it rapidly by offering high-quality products and actively engaging with the medical community. We intend to repeat this model of success on the other side of the Atlantic and solidify our position as global leaders in the cannabis industry.”

Canopy Growth has stabilized an industry-leading selection of cannabis genetics in its Canadian facilities and will ship a variety of Spectrum Cannabis clones to Odense to begin growth cycles as soon as spring 2018 when the greenhouse retrofit is targeted to be complete.

The licence is being issued without conditions, meaning that Spectrum Cannabis Denmark will not be limited to a production cap or limited to the product formats it can produce. High quality oils and dried cannabis flowers will be produced in Odense and sold under the Spectrum Cannabis brand using the proprietary Spectrum colour-coded strain classification system.

As in Canada, Canopy Growth will use its experience to engage the physician community in Denmark to ensure that physicians are able to access fact-based information pertaining to dosing, and prescribing to appropriate patients.

The licence announced today is valid through 2021.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.